Exhibit B

					August 6, 2001

Board of Directors
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY 13126

	Attention: Chris C. Gagas

Ladies & Gentlemen:

	On behalf of the Board of Trustees of Fulton Savings Bank ("Fulton Savings"), I am writing to formally submit Fulton Savings' proposal to acquire 100% of the outstanding stock of Pathfinder Bancorp, Inc. ("Pathfinder"). As you know, I previously contacted you to indicate the interest of Fulton Savings in pursuing a business combination with Pathfinder, and by letter dated
June 25, 2001 you advised us that Pathfinder was not interested in pursuing such a business combination. Nevertheless, the Fulton Savings Board of Trustees continues to be strongly committed to pursuing an acquisition of Pathfinder, and they directed me to contact you again and set forth with specificity the terms under which we would be prepared to proceed. As you know, Fulton Savings has a long-standing record of commitment to the communities it serves. Fulton Savings' board of trustees believes that a business combination with Pathfinder will create a strong, competitive local mutual savings bank that will continue its long-term commitment to our local markets. The terms of the proposed merger should serve to satisfy the fiduciary duties of the board of directors of Pathfinder to its minority stockholders as well as to its customer and to the local communities.

TRANSACTION ISSUES

	Structure of Transaction. The transaction would be structured as a series of mergers with Fulton Savings being the resulting bank. The transaction will be structured as a tax-free organization and will be a purchase for accounting purposes.

	Consideration. Subject to our due diligence review of Pathfinder and full cooperation by the management and board of directors of Pathfinder, the public shareholders of Pathfinder will receive cash consideration valued at $17.00 per share for each of their shares of Pathfinder stock and the shares of Pathfinder owned by Pathfinder Bancorp, HMC will be cancelled as part of the merger. Our proposed consideration is based on the total amount of shares of Pathfinder held by the public (based upon Pathfinder's March 31, 2001 Form 10-Q) of 1,023,256. The price represents a substantial premium to Pathfinder's current market price and is particularly attractive to the minority stockholders because of the lack of liquidity in the public market in Pathfinder's stock. Moreover, based upon our analysis, this proposal would maximize the value received by the minority stockholders whereas a second step conversion would serve to dilute the minority stockholder position.

	Stock Options. Holders of the 84,000 stock options for Pathfinder's common stock granted under the stock option plan (based upon the information in Pathfinder's most recent Form 10-K), would receive cash at the close of the transaction in the amount equal to $17.00 less the option exercise price.

	Other Benefit Plans. We understand that Pathfinder has a number of qualified pension plans including an employee stock ownership plan as well as non-qualified plans. After a review of the terms of these plans, Fulton Savings will consider terminating or merging these plans consistent with the terms of the plans and applicable law.

	Proposed Timetable. Fulton Savings is prepared to proceed immediately to conduct its due diligence review of Pathfinder and to concurrently begin the preparation of the definitive merger agreement. We currently anticipate that the merger would be completed by the end of the first quarter of 2002.


PERSONNEL ISSUES

	Management. We would attempt to minimize any disruption to your management and staff. It would be necessary, however, to consolidate support and administrative activities where possible. We will consider placing qualified employees of Pathfinder within the Fulton Savings organization. Areas of responsibility for these individuals will include realizing the synergies of the merger as well as ongoing banking responsibilities commensurate with their demonstrated professional capabilities.

	Description of Employee Benefits. Employees of Pathfinder who continue employment with Fulton Savings will be eligible to participate in the employee benefit plans as may be in effect generally for employees of Fulton Savings. Pathfinder employees who are employed by Fulton Savings will be given credit for service with Pathfinder for purposes of determining eligibility for participation and vesting but not for benefit accrual purposes. A description of Fulton Savings benefit plans will be provided at your request.


OTHER ISSUES

	Continuing Role of Pathfinder's Board of Directors. We would like to discuss with Pathfinder's directors their continued service following the transaction as members of an Advisory Board. For the continued protection of the Pathfinder directors, Fulton Savings will consider purchasing reasonable director and officer liability coverage.

	Operating Restrictions Pending Closing. The definitive agreement would contain customary covenants requiring Pathfinder to operate its business in the usual and ordinary course of business consistent with past practice. In order to provide for a smooth transition we would require, in the definitive agreement, that a representative of Fulton Savings be permitted to attend meetings of the Board of Directors of Pathfinder.

	Proposed due Diligence Procedures. This indication of interest is based upon the publicly available information. Our indication of interest is subject to verification of the accuracy of such information and completion of a due diligence review of Pathfinder and its operations to our satisfaction.

	Other Conditions. Other than the conditions noted above, any transaction would be subject to the negotiation of a definitive agreement that would contain customary representations, warranties and conditions to closing, including receipt of regulatory and shareholder approval, as well as customary "deal protection" provisions and agreements.

	On behalf of the Board of Trustees, I want to emphasize that Fulton Savings is ready and able to move forward with all due speed to negotiate and conclude a transaction as outlined above. We believe that Fulton Savings clearly has the capital and the liquidity levels necessary to obtain the requisite regulatory approvals and to consummate the transaction quickly and successfully. Moreover, from the standpoint of expeditious regulatory approval, there is clear precedent for the acquisition of a mutual holding company by a mutual institution. By contrast, there has never been an acquisition of a mutual holding company by any entity other than a mutual institution. Accordingly, if Pathfinder is to pursue a business combination transaction, the only transaction that would pass regulatory scrutiny in a reasonable time frame, indeed if at all, would be an acquisition by a mutual institution such as Fulton Savings.

	But more importantly, we believe that a combined Fulton Savings/Pathfinder will greatly enhance our abilities to serve our communities and will provide a substantial premium to Pathfinder stockholders over the current market price. We urge you to give our proposal serious consideration.

	This expression of interest shall expire and be withdrawn unless a favorable response is received from Pathfinder's Board of Directors by August 27, 2001.

	We look forward to your early response to this indication of interest. Upon receiving an affirmative response to this letter, Fulton Savings intends to promptly commence a due diligence investigation and simultaneously enter into negotiations as described above with a view to promptly concluding a definitive agreement.

	We would be very pleased to answer any question or provide any additional information about our proposal. Thank you for your very kind consideration.


					Sincerely,


					Michael J. Pollock
					President and Chief Executive Officer